

05037093

ATES
NGE COMMISSION
C. 20549 SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2005

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 1108

(No. and Street)

Denver   CO   80246

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg   303-320-4800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.

(Name – *if individual, state last, first, middle name*)

600 S. Cherry Street #815	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 23 2005

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Bruce Falkenberg__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Falkenberg Capital Corporation__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Notary Public for the State of Colorado. My Commission expires 1/25/08.

Susan M. Cook
Notary Public

Bruce C. Fallen
Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2004 and 2003
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital
Corporation (an S corporation) as of December 31, 2004 and 2003, and the related statements of
income, retained earnings and cash flows for the years then ended that you are filing pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects,
the financial position of Falkenberg Capital Corporation at December 31, 2004 and 2003, and the
results of its operations and its cash flows for the years then ended in conformity with accounting
principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I and II is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.
Such information has been subjected to the auditing procedures applied in the audits of the basic
financial statements and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 9, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31,	
	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$ 2,775	$ 4,170
Accrued expenses	17,665	37,577
Total Current Liabilities	20,440	41,747
COMMITMENT (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Retained earnings	381,074	315,027
	382,324	316,277
	$ 402,764	$ 358,024

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,	
	2004	2003
REVENUES:		
Advisory services	$ 3,903,687	$ 1,970,000
Interest income	2,104	1,470
	3,905,791	1,971,470
OPERATING EXPENSES:		
Salaries and commissions	1,726,120	1,187,961
Travel and entertainment	100,696	124,798
Office rent	64,843	65,513
Payroll taxes	60,448	48,101
Miscellaneous	29,169	26,171
Insurance	28,630	30,065
Dues and subscriptions	14,691	9,616
Legal and professional fees	14,237	16,235
Office expense	11,601	10,925
Telephone	11,264	13,557
Conventions and seminars	10,897	8,027
Depreciation and amortization	10,559	11,199
Advertising	6,589	11,333
	2,089,744	1,563,501
NET INCOME	$ 1,816,047	$ 407,969

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2004 AND 2003

Balance at January 1, 2003	$	182,058
Net income		407,969
Dividend distributions		(275,000)
Balance at December 31, 2003		315,027
Net income		1,816,047
Dividend distributions		(1,750,000)
Balance at December 31, 2004	$	381,074

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,816,047	$ 407,969
Adjustments to reconcile net income to net		
cash provided by operations:		
Depreciation and amortization	10,559	11,199
Loss from abandonment of property and equipment	-	1,120
Increase (decrease) in cash resulting		
from change in:		
Due from officer	-	50,000
Other current assets	(8,646)	(464)
Accounts payable	(1,395)	(10,301)
Accrued expenses	(19,912)	(288)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,796,653	459,235
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(8,530)	(8,454)
NET CASH USED FOR INVESTING ACTIVITIES	(8,530)	(8,454)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distributions	(1,750,000)	(275,000)
NET CASH USED FOR FINANCING ACTIVITIES	(1,750,000)	(275,000)
NET INCREASE IN CASH	38,123	175,781
CASH AT BEGINNING OF YEAR	342,246	166,465
CASH AT END OF YEAR	$ 380,369	$ 342,246

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 75% of total revenue from five clients in 2004 and 56% of total revenue from one client in 2003.

3. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2004, the Company's net capital was $359,779.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

4. Commitment

Lease Commitment

The Company incurred rental expense of $64,843 in 2004 and $65,513 in 2003 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through January 2006 are:

2005	63,270
2006	5,273
	$ 68,543

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

STOCKHOLDER'S EQUITY	$ 382,324
DEDUCTIONS:	
Non-allowable assets	(22,545)
NET CAPITAL	$ 359,779
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 20,440
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.057:1

There is no difference between the above net capital computation and the corresponding
computation included in the Company's original Form X-17A-5 Part IIA Filing.

SCHEDULE I

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of
1934, since the Company's activities are limited to those which qualify for an exemption under
paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 9, 2005

To The Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital
Corporation (the Company) for the year ended December 31, 2004, we considered its internal
control, including control activities for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including tests of
such practices and procedures that we considered relevant to the objectives stated in Rule 17a-
5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants